

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2023

David Field
Chief Executive Officer
Audacy, Inc.
2400 Market Street, 4th Floor
Philadelphia, PA 19103

   Re: Audacy, Inc.
     Definitive Proxy Statement on Schedule 14A
     Filed April 4, 2023
     File No. 001-14461

Dear David Field:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Disclosure Review Program